Mail Stop 3561

April 9, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Peter Wanner
Chief Financial Officer
First National Power Corporation
#219 – 227 Bellevue Way NE
Bellevue, WA 98004

   **Re:** **First National Power Corporation**
     **Form 10-KSB for the fiscal year ended December 31, 2007**
     **Filed March 25, 2008**
     **File No. 333-62588**

Dear Mr. Wanner:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm

1. We note the Company is operating from its executive offices in Bellevue, WA, while the auditors report was issued from Toronto, Ontario. An auditor whose report is included in a domestic registrant's filing should be an expert in US GAAP and US GAAS. Please explain the steps your auditor has taken to obtain competency in US GAAP and compliance with US GAAS.

Item 8A. Disclosure Controls and Procedures

2. We note your reference to Rule 13a-14(c). In future filings please revise your rule reference to reflect the correct reference, Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Peter Wanner
First National Power Corp.
April 9, 2008
Page 3


      You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.


      Sincerely,


      Michael Moran
Accounting Branch Chief